APTORUM

Facilitating Life Science Innovations to Serve Unmet Medical Needs

CORPORATE PRESENTATION



NASDAQ GLOBAL MARKET: APM

Disclaimer

This document includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions, trials and commercialization and market potential of related products, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company's anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group's Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

About Aptorum Group

Company Information

- Established in 2010, Aptorum focuses on current unmet medical needs, including orphan diseases, infectious diseases, metabolic diseases and women's health, with over 15 therapeutic candidates
- **Business Strategy:** from Discovery to Phase II Proof-of-Concept (PoC)
- **Markets and Regulatory:** targeted for clinical and market approval by US FDA, China NMPA, Europe EMA and regulatory authorities in other major countries
- **IPO:** listed on NASDAQ Global Market (ticker symbol: APM) since December 18, 2018 and cross-listed on Euronext Paris (ticker symbol: APM) since July 24, 2020
- Company's principal executive office is based in London, United Kingdom
- Development of key products based at Canadian facilities (GLP studies, GMP manufacturing, clinical trial coordination)
- 31 employees and 48 scientific advisors and consultants with expertise in drug development and clinical studies across therapeutic areas

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

Directors, Management and Significant Employees

Leadership



MR. IAN HUEN

Founder, Chief Executive Officer and Executive Director

- Over 15 years in global asset management;
- US healthcare equity research analyst at Janus Henderson Group;
- Trustee board member of Dr. Stanley Ho Medical Development Foundation;
- CFA, Princeton University, U.S. (Econ)



MR. DARREN LUI

President and Executive Director

- Over 13 years in global capital market;
- Director of Structured Capital Markets at Barclays Capital.;
- Chartered Accountant (ICAS), Chartered Financial Analyst & Associate of Chartered Institute of Securities & Investments (UK);
- First-Class Honors from Imperial College (Biochemistry)



DR. CLARK CHENG

Chief Medical Officer and Executive Director

- Almost 10 years working in Raffles Medical Group as Operations Director and Deputy General Manager;
- Received medical training at the University College London in 2005 & obtained membership of the Royal College of Surgeons of Edinburgh in 2009;
- MBA, University of Iowa, U.S.



MISS SABRINA KHAN

Chief Financial Officer

- Almost 10 years serving US & Asian healthcare companies;
- Extensive experience in business development, restructuring, US & Asian IPO, and M&A deals;
- Chartered Accountant at Ernst & Young LLP;
- Advanced China Certified Taxation Consultant;
- CPA, University of Hong Kong (BBA(Acc & Fin))



DR. THOMAS LEE WAI YIP

Head of Research and Development

- Former Assistant Professor at The Chinese University of Hong Kong (CUHK) specialized in drug delivery and formulation development;
- 10 years from Novartis & Celgene;
- B.Pharm.(Hons), CUHK; Ph.D. in Pharmaceutical Sciences (Drug Delivery), the University of Wisconsin-Madison



DR. HERMAN WEISS

CEO of Claves Life Sciences
Senior Medical Advisor of Aptorum Group

- Over 20 years of experience in medical field;
- Chairman of the Board of Directors of Todos Medical;
- Former Head of Clinical Development and Medical Affairs at Juniper Pharmaceuticals;
- MBA, George Washington University; M.D., Ohio State University



DR. ANGEL NG SIU YAN

Chief Operating Officer

- Research Officer cum Project Manager at The University of Hong Kong (HKU) towards cadaveric trial for a novel soft robotics medical device;
- Former Project Manager at Hong Kong Science & Technology Parks Corporation and CUHK;
- B.Sc (Hons), HKU; M.Sc in Composite Materials, Imperial College London; Ph.D. in Mechanical Engineering, HKU

Independent Non-Executive Directors



PROFESSOR DOUGLAS ARNER

Kerry Holdings Professor in Law, HKU



DR. JUSTIN WU

COO of CUHK Medical Centre



DR. MIRKO SCHERER

CEO of CoFeS China and Ex Head of TVM Asia



MR. CHARLES BATHURST

Founder of Summerhill Advisors Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

Aptorum Team

Consultants and Advisors to Aptorum Group and Subsidiaries



DR. KEITH CHAN

Consultant

- Adjunct professor and advisor at the Research Center for Drug Discovery, National Yang Ming University in Taipei;
- Former Division Director of Office of Generic Drugs, US FDA;
- Co-founder of Globomax LLC;
- Formerly employed at Ciba-Geigy



DR. NISHANT AGRAWAL

Senior Clinical Advisor

- Professor of Surgery, School of Medicine, University of Chicago;
- Former Asso. Professor at Johns Hopkins University;
- M.D., Johns Hopkins University School of Medicine



DR. LAWRENCE BAUM

Senior Scientific Advisor

- Asso. Professor, School of Pharmacy, The Chinese University of Hong Kong;
- Research Officer, Faculty of Medicine, The University of Hong Kong;
- Ph.D. in Neurosciences, UC San Diego



DR. FRANCIS SZELE

Senior Scientific Advisor

- Asso. Professor, Department of Physiology, Anatomy & Genetics, University of Oxford;
- Asst. Professor, Subventricular Zone, Northwestern University;
- Ph.D. in Biology, The University of Pennsylvania, U.S.



MR. WILLIAM WEISS

Consultant

- Currently Director of Preclinical Service and Instructor of Pharmaceutical Sciences, College of Pharmacy, University of North Texas;
- 38 years of experience in drug discovery and development of antimicrobials including antibiotics, antivirals and antifungals;
- Former Director of Cumbre Pharmaceuticals Inc;
- Former Group Leader at Wyeth for 17 years;
- Formerly employed at Schering-Plough for 7 years;
- BSc in Microbiology from Rutgers University; MSc in Microbiology from Penn State University and Fairleigh Dickinson University



DR. KIRA SHEINERMAN

Senior Strategic Consultant

- Co-Founder, CEO and Executive Director of DiamiR Biosciences;
- Serves as a Managing Director, Healthcare Investment Banking at H.C. Wainwright & Co.;
- Ph.D. in Biomedical Sciences from Mount Sinai School of Medicine in New York;
- Honors MBA from Zicklin School of Business, Baruch College, City University of New York



DR. ROBBIE MAJZNER

Advisor

- Assistant professor of Pediatrics (Hematology/Oncology) at the Stanford University Medical Center;
- Completed residency training in pediatrics and fellowship training in pediatric hematology-oncology;
- Board certified in pediatrics and pediatric hematology-oncology;
- M.D., Harvard Medical School

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

Current Progress of Leading Pipeline Programs and Discovery

→ Lead Projects → Other Candidates → Non-therapeutics Candidates

Therapeutics

Projects	Candidate / Modality	Indication	Development Stage: Target Identification & Selection	Lead Discovery	Lead Optimization	IND (or IND equivalent) Enabling	Clinical Trial Application Submission	Phase I	Phase II / III
Acticule's Series									
ALS-4	Small molecule	Treatment of bacterial infections caused by Staphylococcus aureus including MRSA							MRSA Bacteraemia MRSA Skin & Soft Tissue
ALS-1	Small molecule	Treatment of viral infections caused by influenza virus A							
ALS-2/3	Small molecule	Treatment of gram+ve bacterial infections							

Projects	Candidate / Modality	Indication	Computational Discovery	*In Vitro* Validation	Existing PhI/II Clinical Safety Data[1]	*In Vivo* Validation	IND Preparation & Submission	Phase Ib/IIa
SACT's Series								
SACT-1	Small molecule (repurposed from FDA approved drug)	Neuroblastoma						
		Other cancer types including colorectal and triple-negative breast cancer						

Diagnostic

Project	Candidate / Modality	Indication	Development and Experimentation	Product Optimization	Clinical Validation	Pre Commercialization Preparation	Commercialization
RPIDD	Liquid biopsy rapid pathogen diagnostics	Pathogen molecular diagnostics					

Supplement

Project	Modality	Target Customer	Formulation	Commercialization and Distribution
NativusWell® DOI (NLS-2)	Supplement	Women undergoing menopause		

1. Refers to the drug's existing Phase I/II safety data previously conducted by a third party. Does not refer to clinical trials conducted by Aptorum.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

Executive Summary: Acticule Projects

ALS-4 is an anti-virulent, non-bactericidal drug candidate for *Staphylococcus aureus* infections including MRSA

Market Size

- **30%** Mortality rate of patients with S. *aureus* bacteremia[1]
- **US$2.9bn** Value of the global MRSA drugs market in 2016[2]
- **3.2%** CAGR global MRSA drugs market (2017-2025)[2]

ALS-4

- Aptorum's lead program ALS-4 is an anti-virulent, non-bactericidal drug candidate for *Staphylococcus aureus* infections including MRSA[1]
- Unlike all major treatments on the market, ALS-4 is an orally administered anti-virulent molecule using a non-bactericidal approach[1] potentially reducing significant risks of developing S. aureus resistance
- Submitted Clinical Trial Application (CTA) with Health Canada to conduct Phase I clinical trial in Q4 2020
- Phase I clinical study to commence in H1 2021 in North America

ALS-1

- A unique antiviral therapeutic against Influenza A with a more upstream target that is shown to be more effective than Tamiflu® *in vitro*[1]
- Viral resistance to Tamiflu and other neuraminidase inhibitors has risen rapidly in recent years[2]
- Has a distinct mechanism of action compared with Tamiflu® and Xofluza™[1,3]

ALS-2/ALS-3

- Additional novel anti-virulent, non-bactericidal approach therapeutics targeting Gram-positive bacteria[1]
- In discovery/lead optimization stage and generating good traction towards doing IND-enabling studies[1]

1. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 2. Influenza Antiviral Medications: Summary for Clinicians. CDC. https://www.cdc.gov/flu/professionals/antivirals/summary-clinicians.htm; 3. Nat Biotechnol. 2010 Jun;28(6):600-5

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

ALS-4: Addressing the Shortfall of Vancomycin

Vancomycin

- Generic antibiotic that is the most frequently prescribed for MRSA-suspected infections[1,2]
- After >60 years[3] of clinical use, its use against *S. aureus* is becoming limited. Vancomycin has been shown to have slow bactericidal activity, poor anti-staphylococcal activity, poor tissue penetration, and high rates of infection relapse[4,5,6,7,8,9]
- The shortcomings of Vancomycin have been compounded since the discovery of vancomycin-resistant S. aureus (VRSA) in 2002[10]
- Vancomycin is not orally bioavailable and must be administered intravenously in order to treat systemic infections[11,12]. Oral vancomycin is only effective for treating local intestinal infections[13]. Therefore, for MRSA-suspected infections oral vancomycin is only indicated for the treatment of pseudomembranous colitis[14]

ALS-4: Stand Alone or as Combination Therapy with Antibiotics (e.g. Vancomycin)

- ALS-4 demonstrated efficacy both on a standalone basis and combination basis (with Vancomycin)[15,17]
- ALS-4 can potentially complement other bactericidal antibiotics as well, therefore ALS-4 is not a direct competitor of antibiotics
- Synergistic effects of other drugs with vancomycin against MRSA has been demonstrated previously with β-lactam antibiotics and vancomycin[16]

1. "Companies Take Aim at MRSA Infections" P T. 2016 Feb; 41(2): 126–128; 2. Clin Infect Dis. 2011 Feb 1;52(3):e18-55; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. Antimicrob Agents Chemother. 2008 Jan;52(1):192-7; 5. Clin Infect Dis. 2007 Jan 15;44(2):190-6; 6. Clin Infect Dis. 2007 Sep 1;45(5):601-8; 7. J Clin Microbiol. 2011 Oct;49(10):3669-72; 8. Clin Infect Dis. 2007 Sep 15;45 Suppl 3:S191-5; 9. J Clin Microbiol. 2004 Jun;42(6):2398-402; 10. Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html; 11. J Infect. 2018 Dec;77(6):489-495; 12. StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2019-2018 Nov 18; 13. HealthJade, https://healthjade.net/vancomycin/; 14. Medscape, https://reference.medscape.com/drug/firvanq-vancocin-vancomycin-342573; 15.Combination Antibiotic Treatment of Serious Methicillin-Resistant Staphylococcus aureus Infections, https://www.thieme-connect.com/products/ejournals/pdf/10.1055/s-0034-1396906.pdf; 16. J Clin Microbiol. 2016 Mar; 54(3): 565–568; 17. The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

APTORUM

Mechanism of Action-ALS-4 on Staphyloxathin Synthesis


ROS
STAPHYLOCOCCUS AUREUS
Mechanisms of innate immune resistance
+ALS-4
ROS
STAPHYLOCOCCUS AUREUS
Mechanisms of innate immune resistance
CELL DEATH


DMSO control
ALS-4
200nM
100nM
50nM
25nM
12.5nM
6.3nM
3.1nM

The above diagram summarizes our findings about how ALS-4 inhibits Staphyloxathin synthesis:

- ALS-4 inhibits a key enzyme in the biosynthesis of Staphyloxanthin with an IC_{50} = 20nM.
- In the absence of Staphyloxanthin, the bacteria become susceptible to damage by ROS, triggering the usual series of mechanisms by neutrophils that ultimately leads to bacterial cell death.

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

ALS-4: Oral Formulation Treatment in an MRSA Survival Study

The combination of ALS-4's anti-virulence properties together with host immune system, efficacy is still superior.

The below in-vivo data includes rats infected with a lethal dose of MRSA USA300 in a bacteremia model.



100
50
0
Survival (%)
0
2
4
6
8
Time (d)
55.6%
p = 0.013
0%
Vehicle (N=9)
ALS-4 (10mg/kg) (N=9)

- A lethal dose (10^9 CFU) of MRSA was introduced through the tail vein
- ALS-4 was administered **orally** 30 minutes after infection for twice a day thereafter

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing.

ALS-4: Oral Formulation Treatment in a Non-Lethal Bacteremia Model

ALS-4 is shown to greatly reduce organ bacterial count in a bacteremia animal model.



Kidney bacterial count
(CFU/g) (log_{10} scale)
8
6
4
2
0
* p=0.01
$10^{4.8}$ = 63,096 CFU/g
99.5%reduction
$10^{2.5}$ = 316 CFU/g
Control
(N=8)
ALS-4
(10mg/kg) (N=8)

- Rats were challenged with a non-lethal dose (10^7 CFU) of MRSA through the tail vein
- In order to simulate a more realistic clinical scenario, treatment was introduced 14-days after infection, where ALS-4 was administered orally twice a day at 10mg/kg per animal

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

ALS-4: Survival Study of ALS-4 in Combination of Vancomycin in a Mouse Model Infected with MRSA USA 300

Immediate Treatment Post Lethal Dose


20% bodyweight loss as HEP
Percent survival
100
50
0
0
2
4
6
8
Time
Vehicle
LM32
Van
LM32+Van
*
* Statistical significance
p<0.05

N = 10, CFU per mouse is 6 x 10^7. All of the treatments were administrated through i.p. 15 hours after infection;

(a) Vehicle
(b) ALS-4: 4.5mg/kg
(c) Vancomycin: 4.5mg/kg
(d) Combo: 4.5mg/kg IM032+4.5mg/kg Vancomycin

Delayed Treatment


Percent survival
100
50
0
0
2
4
6
8
10
Time
Vehicle
LM32
Van
LM32+Van
*
* Statistical significance
p<0.05

N = 10, CFU per mouse is 6×10^7
ALS-4 at 6.75mg/kg/dose and treatment started 2 hrs post infection twice daily Vancomycin, 4.5 mg/kg/dose and treatment started 18 hrs after infection twice daily

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing.

ALS-4: Oral Administration in a MRSA Mouse Skin Wound Infection Model

ALS-4 (Compound IM032) shows a statistically significant improvement in skin wound closure / healing.



Percentage of wound closure (%)
0
20
40
60
80
*
*
*
Non-infection control
Mupirocin 2% Top, q12h, BID
Linezolid 100 mg/kg PO q12 h, BID
IM032 30 mg/kg PO q12h, BID

*unpaired t-test: $p<0.05$

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing.

SMART-ACT® Drug Discovery Platform: Orphan Disease Focus and Selection

7000+ Orphan Diseases

Patient population definition:

- US: <200,000 patients
- EU: <5 in 10,000
- Japan: <50,000 patients
- China: defined list of 121 rare diseases

Disease selection criteria

High priority

- Life threatening disease
- High unmet need
- IP protection
- Market size
- Competitive landscape
- Clinical trial design
- Paediatric disease
- By region
- Target selection
- Disease knowledge

SMART-ACT ® High Priority Orphan Diseases

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

SMART-ACT® : Pipeline Workflow

1 New drug indication

- Life threatening disease
- Lack of effective treatment
- Large market size

2 Drug target selection

- Computational mining from literature
- Up to 5 disease drug targets selected

3 2,600 FDA-approved small molecule drugs

4 *In silico* generated hits

Computational

Wet lab

5 *In vitro* validation

- Cell line model
- IC_{50}
- Combo treatment standard therapy

6 *In vivo* validation

- Animal model
- *In vivo* efficacy

7 IP protection

- Indication patent
- Reformulation
- Combination patent
- Dosage patent

8 Development / out-licensing

- US FDA 505(b)(2) filing
- In-house development or out-licensing with co-development partners

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

SACT-1 (Neuroblastoma): Market Overview

SACT-1 targets neuroblastoma, a cancer that develops from nerve cells

Market Size

- **#1** — Most common type of solid tumor in children[1]
- **US$2.6bn** — Value of the global neuroblastoma treatment market in 2017[2]
- **3.7%** — CAGR global neuroblastoma treatment market (2019-2023)[2]

Prevalence

- ~700 cases of high risk neuroblastoma (NB) patients each year in the US[3] and we estimated EU has 1.5x those cases, c. 1050 high risk NB patients per year
- Accounts for ~15% of all cancer-related deaths in the pediatric population[4]

Orphan drug designation[5]

- Neuroblastoma is a rare disease and drugs usually qualify for orphan designation subject to FDA
- Designated orphan drugs receive 7 years of market exclusivity in US and 10 years of marketing exclusivity in EU
- Patents on new indication and reformulation, if granted, will provide up to 20 years of patent exclusivity from the application date in parallel to the market exclusivity

1. Pediatr Rev. 2018 Feb;39(2):57-67; 2. "Neuroblastoma Market Global Industry Perspective, Comprehensive Analysis, Size, Share, Growth, Trends, and Forecast 2019 – 2023"(2019). MRFR Research. 3. Curr Oncol Rep. 2009 Nov;11(6):431-8 4. Paediatr Drugs. 2011 Aug 1;13(4):245-55 5. https://www.fda.gov/about-fda/office-special-medical-programs/office-orphan-products-development

All conclusory statements on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

SACT-1: In-Vivo Study and Synergistic Effect with Chemotherapy

Synergistic effect observed for SACT-1 in combination with standard treatment in 2 different neuroblastoma cell lines, as seen in the isobologram



Antagonism
Synergism
Standard Tx (µM)
SACT-1 (µM)

SACT-1 when combined with standard of care chemotherapy showed a statistically significant reduction in tumor volume in a xenograft mouse model.



SOC VS SOC plus SACT-1
Tumor Volume (mm³)
Treatment day (Day)
SOC
SOC + SACT-1
**

** Unpaired Student's T-test, p<0.01, n=8 (based on data observed over initial 22 day period of the study, with SOC applied from day 1 to day 15 and SACT-1 applied from day 1 to day 21)

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

RPIDD: Challenges Faced By Infectious Diseases

INFECTIOUS DISEASES OF UNKNOWN CAUSES REMAIN HIGH

Although hospitals have extensive laboratory testing for infectious diseases, it is estimated that aetiology in over 30% of infectious disease cases remained unknown[1].



Current most common clinical diagnostics for infectious disease: **Blood Culture**

- ✗ Cheap (average $50 per test) but inaccurate
- ✗ Labour intensive
- ✗ Analytically insensitive
- ✗ Trial and error approach and takes up to 5 days to culture at which point the patient may already have worsened in condition

→

Without accurate data, clinicians typically are unable prescribe appropriate medication or can only apply broad spectrum antibiotics or antivirals that may have limited efficacy on the patient.

Other technologies used in current clinical diagnosis for infectious diseases:

Other diagnostic technologies including PCR is affordable (average $130 per test) but is biased to "known" specific pathogens only and unable to detect broad spectrum of both known and unknown pathogens. – It is not ready for **new emerging infectious diseases (e.g. COVID-19)**

CONCLUSION

A new technology for a rapid, cost-effective, sensitive and unbiased detection for ALL type of pathogens is needed

1. Crit Care Med 2012 40(12): 3277-3282

OUR SOLUTION: RPIDD (Rapid Pathogen Identification and Detection Device Technology)

Executive Summary

OVERVIEW

- **RPIDD:** Next-generation molecular-based diagnostics for "unbiased" detection of any foreign pathogens (virus, bacteria, fungus, parasites) in infected patients using DNA/RNA
- <24 hours turnaround time + cost-effective
- Blood sample and adaptable to others (including swab)
- Collaboration with technology from Nobel prize winner Sydney Brenner / A*Star Sg
- Patented proprietary technology to prepare and enrich the pathogenic DNA/RNA and deplete the background human host DNA simultaneously + AI analysis

TARGET

- Next generation technology to transform diagnostic procedures for infectious diseases
- To become a first line of diagnostics in line or ahead of traditional methods

Our Technology (based on internal results)	VS	Existing Methods
✓ Lower costs: < USD$400 wholesale costs vs >USD$2000 NGS sequencing services ✓ Unbiased and broad range of pathogen detection ✓ <24 hour turn-around time ✓ Unbiased detection of a wide range of foreign pathogens		✗ **Blood culture:** slow (5 days) and inaccurate (c. 80% accuracy) ✗ **PCR-based diagnosis:** biased only to specific pathogens (selective) ✗ **NGS sequencing:** expensive (may cost as high as US$2,000 per test)

CAPABILITIES

Based on internal tests, our technology can detect:

- A full range of DNA/RNA viruses, bacteria, fungi, parasites, including coronavirus such as COVID19
- Pathogen genes that cause antibiotic/antimicrobial resistance (e.g. MRSA)
- Previously unknown and novel mutated pathogens (e.g. new virus)

Based on internal tests, our technology can:

- REDUCE diagnosis time to 24 hours or less (vs avg. 3 – 5 days using blood culture)
- REDUCE cost of existing NGS-based diagnosis by more than 50%
- TARGET TO ACHIEVE analytical specificity >99.99% per pathogen + sensitivity >95%
- "Personalized Medicine" approach to infections allowing clinicians to prescribe suitable and targeted treatments at an early stage of admission of the patient

	Blood Culture	PCR and Film Array	Existing NGS Technologies	Our Technology
Rapid	No (5 days)	Yes (1 day)	Yes (2 days)	Yes (1 day)
Detect Unknown Pathogens	No	No (biased & specific to pathogen)	Yes	Yes
Detect Antibiotic Resistance	Yes (limited)	Yes (limited)	Yes	Yes
Average Costs	USD$100-150 per culture / pathogen BUT no broad range detection; specific only		>USD$2,000 cost	Current <USD$400 cost (target <USD$100)

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

RPIDD Aims to Shift mRDT Methods to First-line Diagnosis

But why is molecular rapid diagnostic testing (mRDT) currently not first-line?

Current commercially available mRDT are limited in scope for pathogens and antimicrobial resistance marker due to a lack of primers/probes[1].

Emerging pathogens and known pathogens with new mutations may not be detected.

If a medical laboratory develops its own test using mRDT, the quality of the results will be significantly influenced by the manufacturing source of the reagents used. This limits the flexibility and adds extra costs to the labs.

Therefore, a technology for a rapid, cost-effective, sensitive and unbiased detection for ALL types of pathogens is urgently needed: RPIDD

RPIDD is an NGS-based (Next generation sequencing) molecular diagnostic technology.

Based on internal results, RPIDD employs an untargeted approach for detection of all known and mutated pathogens, as well as genes that cause antibiotic resistance in a single test. It provides valuable information in a timely manner and the appropriate antimicrobial therapy would be initiated as rapidly as possible.

RPIDD is a scalable service integrated in hospitals to support local and regional hospital services for blood-based rapid pathogen diagnostics.

1. Karumaa, S.; Karpanoja, P.; Sarkkinen, H. PCR Identification Of Bacteria In Blood Culture Does Not Fit The Daily Workflow Of A Routine Microbiology Laboratory. Journal of Clinical Microbiology 2011, 50 (3), 1031-1033.

RPIDD Device Workflow Overview

Proprietary method in DNA/RNA extraction

PROPRIETARY DIAGNOSIS WORKFLOW (24 HOURS)

1



Biofluid collection

- **~0.5ml of blood** is used in the current generation of method

2 6 hrs



Sample extraction

- Host **DNA** depletion
- Microbial **DNA/RNA** enrichment
- One-pot DNA & RNA library preparation
- Both **targeted** and **untargeted** workflows

Proprietary Method

3 8 - 14 hrs



Next-generation sequencing (NGS)

- Tested on Illumina chemistry (NexSeq, HiSeq, MiSeq and iSeq100)
- Easy adapted to Nanopore workflow
- Compatible with other faster next generation sequencing machines (e.g Nanopore)

4 <2 hrs


CGTCTAATCATCT
ATCATCTGTAGCC
CGTCTAATCATCT
ATCATCTGTAGCC

Secure cloud-based artificial intelligence-driven bioinformatics analysis & report generation

- Refined workflow for rapid diagnosis of infectious diseases

Proprietary Software

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

Analytical Performance: Sensitivity and Specificity

Based on internal results, RPIDD device detected organisms ranging from bacteria, RNA viruses and fungi in ONE TEST

Sensitivity	1.25 copies of DNA/RNA per µl plasma
Specificity	Controls: ZymoBIOMICS Microbial Community Standard, Lentivirus and Seracare AccuSpan recombinant virus

- 8 species of bacteria,
- 2 species of RNA viruses, and
- 2 fungal samples were spiked into human plasma

All 12 species identified in ONE TEST


Healthy human plasma spiked-in with known controls
Sequenced on iSeq100 following extraction and library preparation
~400K reads
Gram positive and negative bacteria
RNA Virus
Fungal
Bacteria
Viruses
Eukaryota
Firmicutes
Proteobacteria
Bacilli
Bacillales
Lactobacillales
Enterobacterales
Enterobacteriaceae
Escherichia coli
Salmonella enterica
Pseudomonas aeruginosa
Saccharomyces cerevisiae
Cryptococcus neoformans

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

APTORUM

NativusWell®: Executive Summary

NativusWell® (NLS-2)

- Global menopause supplement market is projected to exceed US$50 billion by 2025[1]
- NativusWell® is a novel nutraceutical supplement targeting women who are between 45 and 65 years old and experiencing menopausal, perimenopausal and postmenopausal syndromes
- Planned to commence commercialization in H1 2021 in UK, Europe and Asia
- Consists of cinnamon-vine extract containing DOI, a novel non-hormonal, bioactive compound which
    - Increases estradiol biosynthesis and aromatase expression in granulosa cells *in vitro* and in an *in vivo* preclinical model significantly
    - Increases the apparent bone mineral density, bone volume fraction and trabecular thickness in an *in vivo* preclinical model
    - Acts in a tissue-specific manner. DOI causes upregulation of aromatase, an enzyme involved in the production of estrogen, in the ovary but not in other tissues
    - Does not cause any *in vitro* toxicity and it also appears to be safe in an *in vivo* preclinical model



NativusWell®
DOI CHINESE YAM TABLET
Novel Bioactive Ingredient
No Added Hormones
FOR
WOMEN'S
HEALTH
including Menopausal,
Perimenopausal to
Postmenopausal cycles
120 tablets (144g)

1. Grand View Research. Isoflavones Market Size Worth $50.06 Billion By 2025. https://www.grandviewresearch.com/press-release/global-isoflavones-market.

All conclusory statements on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

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